(Translation)

Press Release

FUNAI

August 28, 2006

Dear Sirs:





FUNAI ELECTRIC CO., LTD.

Name of the Representative: Tetsuro Funai
President and CEO

(Code No. 6839; The 1st Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange)

Person to contact: Naoyuki Takanaka
Investor Relations Department
(Tel: 81-72-870-4395)

Notice of Appointment of Provisional Account Auditors

Notice is hereby given that Funai Electric Co., Ltd. (the "Company"), at the meeting of its Audit Committee held on August 28, 2006, appointed provisional account auditors pursuant to the provisions of Article 346, paragraphs 4 and 7 of the Corporation Law of Japan, as described below:

Description

1. Reason for the appointment of provisional account auditors:

The Company's account auditors, ChuoAoyama PricewaterhouseCoopers, received a disposition by the Financial Services Agency of Japan as of May 10, 2006 for suspension of part of business for two months as from July 1, 2006 through August 31, 2006. Consequently, they were disqualified as the account auditors of the Company and retired, as publicized in the press release dated June 29, 2006.

The Audit Committee of the Company has been inquiring into candidates for provisional account auditors to prevent the vacancy in the office of account auditors of the Company. However, the Audit Committee has failed to select strong candidates as it is considered difficult to turn over their duties in a short period of time.

In this situation, the Company, upon discussions at the meeting of the Audit Committee held today by taking into consideration the firm's sincere attitudes towards the administrative disposition and serious efforts at reform to prevent the recurrence of

misconduct, as well as its track record on proper and strict auditing services for the Company and the continuity of audits, determined to appoint ChuoAoyama PricewaterhouseCoopers as such provisional account auditors as of September 1, 2006, when the period of suspension of part of business will expire.

2. Name and address of the provisional account auditors to assume office:

   Name: ChuoAoyama PricewaterhouseCoopers
   (expected to change its name to "MISUZU Audit Corporation" as of September 1, 2006)

   Address: Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo

3. Scheduled effective date:

   September 1, 2006

- END -

FILE NO. 82-5078

(Translation)

THE 55TH

BRIEF SETTLEMENT OF ACCOUNTS FOR THE FIRST QUARTER OF THE YEAR ENDING MARCH 31, 2007

(from April 1, 2006 to June 30, 2006)

- First Quarter Consolidated Financial Summary for Period ending March 2007 .. 1

FUNAI ELECTRIC CO., LTD.

August 3, 2006
Funai Electric Co., Ltd.

First Quarter Consolidated Financial Summary for Period Ending March 2007

	Current Year First Quarter (From April 1, 2006 To June 30, 2006)		Previous Year First Quarter (From April 1, 2005 To June 30, 2005)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	
	Million yen	%	Million yen	%	%
Net Sales	62,643	100.0	72,955	100.0	– 14.1
Operating Income	2,437	3.9	4,843	6.6	– 49.7
Ordinary Income	2,790	4.5	5,912	8.1	– 52.8
Quarterly Net Income Before Taxes and Other Adjustments	2,669	4.3	5,973	8.2	– 55.3
Quarterly Net Income	1,277	2.0	4,346	6.0	– 70.6
Quarterly Earnings per Share (yen)	37.15		123.40		
Fully Diluted Quarterly Earnings per Share (yen)	37.10		123.15		

Notes:

1. Includes 11 consolidated subsidiaries and 2 affiliated companies accounted for by the equity method.
2. The figures above have not been audited or reviewed by a corporate auditor.

Member, Financial Accounting Standards Foundation 

First Quarter Consolidated Financial Summary for Period Ending March 2007

August 3, 2006

Listed company name Funai Electric Co., Ltd. Securities Code: 6839 Tokyo Stock Exchange and Osaka Securities Exchange, First Section
(URL: http://www.funai.jp/)

Inquiries: Representative's position and name President Tetsuro Funai
Administrator's position and name Executive Manager, Accountants' Department Katsumi Furukawa TEL: (072) 870−4304

1. Items Pertaining to the Preparation of the Quarterly Financial Report

1) Adoption of simple method for accounting treatment: No

2) Changes from accounting method used in most recent consolidated fiscal year: No

3) Change in scope of consolidation and equity method: Yes
(Details)
Consolidation (New): 0 (Excluded): 1 Equity method (New): 0 (Excluded): 0

2. Summary of First Quarter Results for the Period Ending March 2007
(April 1, 2006 - June 30, 2006)

(1) Operating Results (Consolidated) (Figures are rounded down to the nearest million yen)

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
1st Quarter FY2006	62,643	−14.1	2,437	−49.7	2,790	−52.8	1,277	−70.6
1st Quarter FY2005	72,955	12.4	4,843	−31.3	5,912	−28.0	4,346	−13.8
(Reference) Full-year Results for FY2005	360,885	−5.8	23,305	−30.1	27,461	−25.0	21,596	−16.0

	Earnings Per Share	Fully Diluted Earnings Per Share
	Yen	Yen
1st Quarter FY2006	37.15	37.10
1st Quarter FY2005	123.40	123.15
(Reference) Full-year Results for FY2005	620.02	619.08

Note:
The percentage figures for net sales, operating income, ordinary income and net income are a comparison against results for the same period of the previous consolidated fiscal year.

[Qualitative Information Pertaining to Consolidated Operating Results]

With regards to the global economy during the first quarter, expansion of the economy in the United States slowed under the influence of higher interest rates and the sharp rise in crude oil prices. Economic conditions recovered gradually in the euro zone, and in Asia as well, China's growth continued unabated.

In Japan, gradual economic expansion continued, boosted by factors such as capital investment supported by improved corporate profits and an increase in personal consumption.

The electronics industry has entered a period of expanding demand for LCD and plasma televisions. The business environment remained severe, however, as evidenced by the drop in product prices accompanying more intensive competition.

Under these conditions, consolidated net sales for the Funai Electric Co., Ltd. group for the first quarter of the current consolidated fiscal year decreased 14.1% from the same period of the previous consolidated fiscal year to 62,643 million yen. By device type, sales of VCR, DVD-related products and CRT televisions in the audio-visual equipment category declined, but sales of LCD televisions and plasma televisions increased. Consequently, net sales in this category of devices rose 1.0% year-on-year to 39,947 million yen.

In addition, net sales of information and communication equipment fell 36.5% from the same period of the previous consolidated fiscal year to 16,299 million yen. Sales of both printers and digital still cameras declined.

In other devices, net sales of receivers and other related electronic devices decreased 17.2% year-on-year to 6,397 million yen.

In terms of earnings, operating income declined 49.7% from the same period of the previous consolidated fiscal year to 2,437 million yen, as the result of lower product prices accompanying the increase in competition and higher selling, general and administrative expenses. Ordinary income fell 52.8% year-on-year to 2,790 million yen, and first quarter net income decreased 70.6% year-on-year to 1,277 million yen.

(2) Shifts in Consolidated Financial Position

	Total Assets	Net Assets	Shareholders' Equity Ratio	Net Assets Per Share
	Million yen	Million yen	%	Yen
1st Quarter FY2006	283,964	193,851	68.1	5,638.44
1st Quarter FY2005	264,861	177,355	67.0	5,072.88
(Reference) Full-year Results for FY2005	288,524	197,870	68.6	5,752.92

Consolidated Cash Flows

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Cash and Cash Equivalents at End of Period
	Million yen	Million yen	Million yen	Million yen
1st Quarter FY2006	2,910	8,145	– 4,240	65,378
1st Quarter FY2005	4,316	– 2,653	32	105,199
(Reference) Full-year Results for FY2005	– 14,195	– 47,610	9,204	58,587

[Qualitative Information Pertaining to Shifts in Consolidated Financial Position]

The financial position of Funai Electric Co., Ltd. at the end of the first quarter is discussed below.

Total assets decreased by 4,559 million yen compared with the end of the previous consolidated fiscal year. This mainly reflects a decrease in notes and accounts receivable of 5,918 million yen.

Liabilities decreased by 206 million yen compared with the end of the previous consolidated fiscal year.

Shareholders' equity decreased by 4,019 million yen compared with the end of the previous consolidated fiscal year. This mainly was the result of a decrease in net unrealized holding gains on other securities of 2,707 million yen.

On June 28, 2005, Funai Electric received notification from the Osaka Tax Administration Bureau of a supplementary tax assessment. The notification indicated that based on its judgment that Funai's Hong Kong subsidiary (a consolidated subsidiary) does not fulfill the requirements for exclusion from application of the

tax system for dealing with tax havens, the bureau considers the Hong Kong subsidiary's income for the three-year period from the fiscal year ended March 2002 through the fiscal year ended March 2004 to be income of the Company. The Company believes the bureau's decision is an unwarranted tax assessment based on an erroneous interpretation of the facts, and has filed an objection with the tax authorities. The Company believes it will become clear through the appeal process that the Company has reported correctly in accordance with applicable tax rules. Therefore the Company accounted for the additional corporate, residence and business tax payments, which amounted to 16,600 million yen (19,100 million yen including penalties) as "Suspense payments of income taxes" on its consolidated balance sheet.

As a reference, the Company provisionally calculated the effect from the income tax system in question on the income of the Company's Hong Kong subsidiary for the fiscal years subsequent to the years subject to the tax assessment (period ending March 2005 and March 2006), and estimated the additional tax exposure for corporate, residence and business taxes to be 4,200 million yen and 5,400 million yen, respectively. The Company has not accrued the additional tax exposure for the reason described above.

For details concerning the objection filed with tax authorities and the appeal process, see the Company's press release dated July 25, 2006.

○ Attached materials

(1) (Summary) First Quarter Consolidated Balance Sheets

(2) (Summary) First Quarter Consolidated Statements of Income

(3) (Summary) First Quarter Consolidated Statements of Cash Flows

(4) Information by Segment

(5) Detailed Statement of Net Sales by Equipment Type and Region

(Reference) Change in Operating Results for the Most Recent Quarter

Reference

Consolidated Financial Forecast for Period Ending March 2007 (April 1, 2006 - March 31, 2007)

	Net Sales Forecast	Ordinary Income Forecast	Net Income Forecast
	Million yen	Million yen	Million yen
Interim	165,500	11,000	7,900
Full-Year	400,000	29,600	22,400

(Reference) Forecasted net income per share (full-year) 652.69 yen

Note:

1. The forecasted net income per share is calculated using the number of shares issued (after deducting the number of shares of treasury stock) at the end of the first quarter under review.

[Qualitative Information Pertaining to Financial Forecasts]

The global economy in 2006 is expected to experience a slowing growth trend centered on the United States as a result of increases in interest rates in major countries and continuing high prices for crude oil, but overall is forecasted to maintain its positive growth trend. Given these circumstances, the operating results of the Funai Electric Co., Ltd. group are forecasted to change generally according to the Company's plans, and at this time Funai Electric Co., Ltd. will not revise the forecast numbers it announced on May 11, 2006.

NOTE: The aforementioned estimates are forward-looking statements about the future performance of Funai Electric Co., Ltd. and are based on management's assumptions and beliefs in light of information currently available, and involve known and unknown risks and uncertainties. Various factors such as a

change in economic conditions overseas (especially changes in the main U.S. market and possible further revaluation of the yuan) and severe price fluctuations may cause actual events and results to differ materially from those anticipated in these statements.

(1) (Summary) First Quarter Consolidated Balance Sheets

(Units: Million Yen)

Item \ Period	Current Year First Quarter (As of June 30, 2006)		Previous Year First Quarter (As of June 30, 2005)		Previous Period (As of March 31, 2006)	
	Amount	Percent	Amount	Percent	Amount	Percent
(Assets)		%		%		%
Current Assets	161,803	57.0	186,990	70.6	150,286	52.1
Cash and Deposits	65,625		105,914		58,592	
Trade Notes and Trade Accounts Receivable	43,497		34,616		49,415	
Inventories	42,798		37,845		34,453	
Other Current Assets	9,882		8,613		7,824	
Fixed Assets	122,160	43.0	77,871	29.4	138,237	47.9
Tangible Fixed Assets	19,298	6.8	21,370	8.1	19,399	6.7
Intangible Fixed Assets	6,972	2.4	7,621	2.9	7,257	2.5
Investment and Other Assets	95,889	33.8	48,879	18.4	111,580	38.7
Total Assets	283,964	100.0	264,861	100.0	288,524	100.0
(Liabilities)						
Current Liabilities	78,132	27.5	71,510	27.0	76,495	26.5
Trade Notes and Trade Accounts Payable	33,757		42,775		32,124	
Short-Term Borrowings	28,074		10,995		29,348	
Other Current Liabilities	16,300		17,739		15,023	
Long-Term Liabilities	11,980	4.2	15,726	5.9	13,823	4.8
Long-Term Debt	5,136		5,860		5,317	
Other Long-Term Liabilities	6,844		9,866		8,506	
Total Liabilities	90,113	31.7	87,236	32.9	90,319	31.3
(Minority Interests)						
Minority Interests	–	–	269	0.1	333	0.1
(Capital)						
Common Stock	–	–	31,128	11.8	31,240	10.8
Additional Paid-In Capital	–	–	33,092	12.5	33,205	11.5
Retained Earnings	–	–	127,780	48.2	145,029	50.3
Net Unrealized Holding Gains on Other Securities	–	–	8,344	3.2	8,504	3.0
Foreign Exchange Translation Adjustment	–	–	– 9,308	– 3.5	1,104	0.4
Treasury Stock	–	–	– 13,682	– 5.2	– 21,214	– 7.4
Total Capital	–	–	177,355	67.0	197,870	68.6

Total Liabilities, Minority Interests and Assets	–	–	264,861	100.0	288,524	100.0
(Net Asset Value)						
Shareholders' Equity	186,852	65.8	–	–	–	–
Common Stock	31,254	11.0	–	–	–	–
Additional Paid-In Capital	33,219	11.7	–	–	–	–
Retained Earnings	144,411	50.9	–	–	–	–
Treasury Stock	– 22,032	– 7.8	–	–	–	–
Net Unrealized Holdings and Translation Gains	6,656	2.3	–	–	–	–
Net Unrealized Holding Gains on Other Securities	5,797	2.0	–	–	–	–
Foreign Exchange Translation Adjustment	859	0.3	–	–	–	–
Minority Interests	342	0.2	–	–	–	–
Total Net Asset Value	193,851	68.3	–	–	–	–
Total Liabilities and Net Asset Value	283,964	100.0	–	–	–	–

(2) (Summary) First Quarter Consolidated Statements of Income

(Units: Million Yen)

Item \ Period	Current Year First Quarter (From April 1, 2006 To June 30, 2006)		Previous Year First Quarter (From April 1, 2005 To June 30, 2005)		% increase or decrease from the same period of the previous consolidated fiscal year
	Amount	Percent	Amount	Percent	Percent
		%		%	%
Net Sales	62,643	100.0	72,955	100.0	− 14.1
Cost of Sales	48,997	78.2	58,407	80.1	− 16.1
Selling, General and Administrative Expenses	11,208	17.9	9,704	13.3	15.5
Operating Income	2,437	3.9	4,843	6.6	− 49.7
Non-Operating Income	991	1.6	1,177	1.6	− 15.8
Non-Operating Expenses	639	1.0	108	0.1	488.9
Ordinary Income	2,790	4.5	5,912	8.1	− 52.8
Extraordinary Income	7	0.0	119	0.2	− 93.4
Extraordinary Losses	128	0.2	59	0.1	117.0
Quarterly Net Income Before Taxes and Other Adjustments	2,669	4.3	5,973	8.2	− 55.3
Corporate Taxes	1,380	2.3	1,607	2.2	− 14.1
Minority Interests	11	0.0	18	0.0	− 40.5
Quarterly Net Income	1,277	2.0	4,346	6.0	− 70.6

(3) (Summary) First Quarter Consolidated Statements of Cash Flows

(Units: Million Yen)

Item \ Period	Current Year First Quarter (From April 1, 2006 To June 30, 2006) Amount	Previous Year First Quarter (From April 1, 2005 To June 30, 2005) Amount	Previous Period (From April 1 2005 To March 31 2006) Amount
I .Cash Flow from Operating Activities			
Current Period Net Income Before Taxes and Other Adjustments	2,669	5,973	29,420
Depreciation and Amortization	2,025	2,104	8,172
Interest and Dividend Income	− 923	− 340	− 3,310
Interest Expenses	339	94	875
Decrease in Notes and Accounts Receivable	5,906	11,922	1,119
Increase in Inventories (Increase:−)	− 8,169	− 9,719	− 4,098
Increase (Decrease) in Accounts Payable (Decrease:−)	1,606	2,901	− 11,550
Other	− 1,281	− 2,347	− 5,673
Subtotal	2,173	10,589	14,953
Interest and Dividend Receipts	2,243	441	3,228
Interest Payments	− 340	− 92	− 865
Corporate Tax Payments	− 1,165	− 6,621	− 12,327
Payments for Suspense Payment of Income Taxes	—	—	− 19,184
Net Cash Provided by (Used in) Operating Activities	2,910	4,316	− 14,195
II .Cash Flow from Investing Activities			
Payments for Purchase of Tangibles	− 1,591	− 1,147	− 3,954
Payments for Purchase of Intangibles	− 158	− 2,169	− 2,368
Proceeds from Sale of Investments in Securities	10,070	386	4,438
Payments for Loan Receivable	− 60	− 20	− 47,008
Other	− 113	298	1,282
Net Cash Provided by (Used in) Investing Activities	8,145	− 2,653	− 47,610
III.Cash Flow from Financing Activities			
Increase in Short-Term Borrowings (Decrease:−)	− 1,375	6,776	23,803
Payments for Purchase of Treasury Stock	− 818	− 4, 810	− 12, 342
Cash Dividends	− 1, 891	− 1, 768	− 1, 768
Other	− 155	− 165	− 488

Net Cash Provided by (Used in) Financing Activities	– 4, 240	32	9, 204
Effect of Exchange Rate Changes on Cash and Cash Equivalents Net Increase (Decrease) in Cash and Cash Equivalents (Decrease:–)	– 24 6,791	2,348 4,043	10,033 – 42,568
Cash and Cash Equivalents at Beginning of Year	58,587	101,156	101,156
Cash and Cash Equivalents at End of Year	65,378	105,199	58,587

(4) Information by Segment

〔Operating Segment Information〕

The Funai Group concentrates on the single business segment of manufacture and sales of electric products. Therefore, we make no distinction between operating segments.

〔Geographic Segment Information〕

Current First Quarter (April 1, 2006 - June 30, 2006) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	82,545	21,795	44,071	5,359	153,773	(91,129)	62,643
Operating Expenses	78,763	22,570	43,385	5,648	150,367	(90,161)	60,205
Operating Income and Losses(−)	3,782	− 774	686	− 288	3,405	(967)	2,437

Previous First Quarter (April 1, 2005 - June 30, 2005) (Units: Million Yen)

	Japan	N. America	Asia	Europe	Total	Elimination	Consolidated
Net Sales	82,500	27,128	59,076	1,216	169,921	(96,966)	72,955
Operating Expenses	78,334	27,909	57,350	1,288	164,882	(96,770)	68,111
Operating Income and Losses(−)	4,166	− 780	1,726	− 71	5,039	(196)	4,843

(Note) 1. Country and area classifications are determined by geographical proximity.

2. Primary countries and areas falling under classifications other than Japan are as follow:

(1) North America・・・・United States of America

(2) Asia・・・・Hong Kong, Malaysia, Thailand

(3) Europe・・・・Germany

(5) Detailed Statement of Net Sales by Equipment Type and Region

(Units: Million Yen)

Classification			Current Year First Quarter (From April 1, 2006 To June 30, 2006) Amount	Percent	Previous Year First Quarter (From April 1, 2005 To June 30, 2005) Amount	Percent	% increase or decrease from the same period of the previous consolidated fiscal year Percent
By Equipment				%		%	%
	Audiovisual Equipment		39,947	63.8	39,558	54.2	1.0
	Information Equipment		16,299	26.0	25,673	35.2	− 36.5
	Other Equipment		6,397	10.2	7,723	10.6	− 17.2
	Total		62,643	100.0	72,955	100.0	− 14.1
By Region				%		%	%
	Japan		10,491	16.7	8,729	12.0	20.2
	Export	N. America	37,168	59.3	48,913	67.0	− 24.0
		Europe	12,454	19.9	9,680	13.3	28.6
		Asia	1,659	2.7	3,902	5.3	− 57.5
		Other Areas	871	1.4	1,729	2.4	− 49.6
		Subtotal	52,152	83.3	64,226	88.0	− 18.8
	Total		62,643	100.0	72,955	100.0	− 14.1

(Note) Main Products by Equipment Type

Equipment	Main Products
Audiovisual Equipment	VCRs, DVD Players, DVD Recorders, Televisions, LCD Televisions, Plasma Televisions, Projectors
Information Equipment	Printers, Digital Still Cameras
Other Equipment	Receiver-Related Electronic Equipment

(Reference) Change in Operating Results for the Most Recent Quarter

Fiscal Period Ending March 2007 (Consolidated)

	Current Year First Quarter April - June 2006	Current Year Second Quarter July - Sept 2006	Current Year Third Quarter Oct - Dec 2006	Current Year Fourth Quarter Jan - March 2007
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	62,643	—	—	—
Gross Profit	13,646	—	—	—
Operating Income	2,437	—	—	—
Ordinary Income	2,790	—	—	—
Quarterly Net Income Before Taxes and Other Adjustments	2,669	—	—	—
Quarterly Net Income	1,277	—	—	—
	Yen	Yen	Yen	Yen
Quarterly Earnings per Share	37.15	— —	— —	— —
Fully Diluted Quarterly Earnings per Share	37.10	— —	— —	— —
	Million Yen	Million Yen	Million Yen	Million Yen
Total Assets	283,964	—	—	—
Net Assets	193,851	—	—	—
	Yen	Yen	Yen	Yen
Net Assets per Share	5,638.44	— —	— —	— —

Fiscal Period Ending March 2006 (Consolidated)

	Current Year First Quarter April - June 2005	Current Year Second Quarter July - Sept 2005	Current Year Third Quarter Oct - Dec 2005	Current Year Fourth Quarter Jan - March 2006
	Million Yen	Million Yen	Million Yen	Million Yen
Net Sales	72,955	96,598	110,545	80,786
Gross Profit	14,548	21,435	19,682	11,187
Operating Income	4,843	10,433	7,209	818
Ordinary Income	5,912	11,763	9,051	734
Quarterly Net Income Before Taxes and Other Adjustments	5,973	10,522	12,221	702

Quarterly Net Income	4,346	7,198	8,838	1,212
Quarterly Earnings per Share	Yen 123.40	Yen 205.90	Yen 254.40	Yen 35.26
Fully Diluted Quarterly Earnings per Share	123.15	205.68	253.98	35.21
Total Assets	Million Yen 264,861	Million Yen 279,323	Million Yen 291,800	Million Yen 288,524
Net Assets	177,355	185,983	194,501	197,870
Net Assets per Share	Yen 5,072.88	Yen 5,328.73	Yen 5,656.21	Yen 5,752.92